Exhibit (a)(5)(i)

NEWS FROM

Media Contact Casey Lassiter, 205-410-2777 Investor Relations Contact Mary Ann Arico, 205-969-6175 Maryann.arico@healthsouth.com	February 18, 2013

HEALTHSOUTH ANNOUNCES INCREASE IN AUTHORIZATION TO REPURCHASE COMMON STOCK UP TO $350 MILLION

BIRMINGHAM, Ala.—HealthSouth Corporation (NYSE: HLS) today announced its board of directors approved an increase in the Company’s existing common stock repurchase authorization from $125 million to $350 million. The Company intends to pursue a tender offer for its common stock for up to the full amount of this authorization, the timing and parameters of which will be dictated by market conditions. Any such tender offer would be funded with a combination of cash on hand and availability under the Company’s $600 million revolving credit facility. Even if successful at the full amount authorized, any such tender offer would result in a modest impact on the Company’s leverage ratio, with the resulting ratio remaining within the Company’s target range. The Company believes the contemplated tender offer is consistent with its strategy of deploying financial resources towards long-term, shareholder value-creating opportunities.

About HealthSouth

HealthSouth is the nation’s largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, and number of hospitals. Operating in 27 states across the country and in Puerto Rico, HealthSouth serves patients through its network of inpatient rehabilitation hospitals, outpatient rehabilitation satellite clinics and home health agencies. HealthSouth’s hospitals provide a higher level of rehabilitative care to patients who are recovering from conditions such as stroke and other neurological disorders, orthopedic, cardiac and pulmonary conditions, brain and spinal cord injuries, and amputations. HealthSouth can be found on the Web at www.healthsouth.com.

Statements contained in this press release which are not historical facts, such as the conduct and consummation of a tender offer, are forward-looking statements. In addition, HealthSouth, through its senior management, may from time to time make forward-looking public statements concerning guidance and the other matters described herein. All such estimates, projections, and forward-looking information speak only as of the date hereof, and HealthSouth undertakes no duty to publicly update or revise such forward-looking information, whether as a result of new information, future events, or otherwise. Such forward-looking statements are necessarily estimates based upon current information, involve a number of risks and uncertainties, and relate to, among other things, future events, HealthSouth’s plans to repurchase its debt or equity securities, including by means of a tender offer, effective income tax rates, HealthSouth’s business strategy, its financial plans, its future financial performance, or its projected business results or model, or its projected capital expenditures or its leverage ratio. Actual events or results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual events or results to differ materially from those estimated by HealthSouth include, but are not limited to, HealthSouth’s ability to consummate a tender offer as planned, including its timing, the source of funds used, the number of shares tendered and the final price being paid; any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings involving HealthSouth, including the Houston HHS-OIG investigation; potential disruptions, breaches or other incidents affecting the proper operation, availability, or security of HealthSouth’s information systems; significant changes in HealthSouth’s management team; HealthSouth’s ability to successfully complete and integrate de novo developments, acquisitions, investments, and joint ventures consistent with its growth strategy; changes, delays in (including in connection with resolution of Medicare payment reviews or appeals), or suspension of reimbursement for HealthSouth’s services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels, including as part of national healthcare reform and deficit reduction; competitive pressures in the healthcare industry and HealthSouth’s response thereto; HealthSouth’s ability to obtain and retain favorable arrangements with third-party payors; HealthSouth’s ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on HealthSouth’s labor expenses from potential union activity and staffing shortages; general conditions in the economy and capital markets; the increase in the costs of defending and insuring against alleged professional liability claims and its ability to predict the estimated costs related to such claims; and other factors which may be identified from time to time in HealthSouth’s SEC filings and other public announcements, including HealthSouth’s Annual Report on Form 10-K for the year ended December 31, 2012,when filed, as well as its subsequent filings with the SEC.

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